                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549           SEC FILE NUMBER
                                                                   0-20614
                                    FORM 12B-25

                            NOTIFICATION OF LATE FILING

   (CHECK ONE):   /X/ Form 10-K     / / Form 20-F     / / Form 11-K
                       / / Form 10-Q     / / Form N-SAR

     For Period Ended: MARCH 31, 1998
     [  ] Transition Report on Form 10-K   [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form 20-F   [  ] Transition Report on Form N-SAR
     [  ] Transition Report on Form 11-K
          For the Transition Period Ended:
                                          -----------------------

   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                 VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------

                          PART I - REGISTRANT INFORMATION

THE ROTTLUND COMPANY, INC.
------------------------------------------------------------------------------
Full Name of Registrant


------------------------------------------------------------------------------
Former Name if Applicable

2681 LONG LAKE ROAD
------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

MINNEAPOLIS, MN  55113
------------------------------------------------------------------------------
City, State and Zip Code

                         PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
/X/ due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. THE COMPANY IS NOT IN COMPLIANCE WITH CERTAIN INTEREST COVERAGE AND NET WORTH COVENANTS CONTAINED IN THE COMPANY'S LOAN AGREEMENT WITH ITS COMMERCIAL LENDER AND IN THE NOTE AGREEMENTS GOVERNING ITS 12.11% SENIOR NOTES AND 9.42% SENIOR NOTES (COLLECTIVELY, THE "SENIOR NOTES"). MANAGEMENT OF THE COMPANY HAS RECENTLY MET WITH REPRESENTATIVES OF THE COMMERCIAL BANK AND THE HOLDERS OF THE SENIOR NOTES AND IS IN THE PROCESS OF OBTAINING WAIVERS OF THESE COVENANTS. ALTHOUGH MANAGEMENT BELIEVES IT WILL OBTAIN SUCH WAIVERS THERE CAN BE NO ASSURANCE THAT SUCH WAIVERS WILL BE OBTAINED, OR IF OBTAINED, ON TERMS FAVORABLE TO THE COMPANY. DUE TO THESE EVENTS, THE COMPANY'S PREPARATION OF ITS FORM 10-K HAS BEEN DELAYED.

                                            (ATTACH EXTRA SHEETS IF NEEDED)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     LAWRENCE B. SHAPIRO                        612             638-0556
     -----------------------------------   -----------    ------------------
             (Name)                         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).   /X/ Yes    / / No

     -------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?      /X/ Yes    / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     NET INCOME DECREASED FROM $1.2 MILLION IN FISCAL 1997 TO A NET LOSS OF $598,000 IN FISCAL 1998. THIS DECREASE WAS PRIMARILY DUE TO A DECREASE IN HOME SALES, AND A SLIGHT INCREASE IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES FOR WHICH THE COMPANY INVESTED IN INCREASED ADVERTISING AND OVERHEAD TO FUND AN EXPECTED INCREASE IN HOME SALES IN FISCAL 1999 AS WITNESSED BY A BACKLOG AT MARCH 31, 1998 OF 631 HOMES ($98,380,000 SALES VALUE) VERSUS A BACKLOG OF 409 HOMES ($60,908,000 SALES VALUE) AT MARCH 31, 1997.
     -------------------------------------------------------------------------

                             THE ROTTLUND COMPANY, INC.
          ---------------------------------------------------------------
                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  JUNE 29, 1998      By            /s/ Lawrence B. Shapiro
      ----------------     --------------------------------------------------
                              Lawrence B. Shapiro, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                       ATTENTION
-----------------------------------------------------------------------------
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                      CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
-----------------------------------------------------------------------------

                                GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need to restate information that has been correctly furnished. The form shall be clearly identified a an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).